Exhibit 12.1

Hormel Foods Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Fiscal Year Ended					Three Months Ended
	October 28, 2012	October 27, 2013	October 26, 2014	October 25, 2015	October 30, 2016	January 29, 2017
Earnings:
Earnings before income taxes	$758,335	$798,507	$922,152	$1,057,143	$1,317,215	$354,785
Less: Equity earnings of less than 50% owned equity investees	(38,691)	(20,513)	(17,585)	(23,887)	(38,685)	(13,298)
Add: Distributed income of equity investees	37,108	34,020	22,832	37,325	46,189	2,522
Add: Amortization of capitalized interest	205	205	205	205	205	51
Less: Noncontrolling interest	(4,911)	(3,865)	(3,349)	(1,176)	(465)	(156)
Total Earnings	752,046	808,354	924,255	1,069,610	1,324,459	343,904

Fixed charges:
Interest expense (1)	12,859	12,453	12,704	13,111	12,871	3,026
Estimated interest portion of rental expense	7,214	7,212	7,023	7,482	7,199	1,702
Total Fixed Charges	20,073	19,665	19,727	20,593	20,070	4,728

Earnings Available for Fixed Charges	$772,119	$828,019	$943,982	$1,090,203	$1,344,529	$348,632

Ratio of Earnings to Fixed Charges	38.5x	42.1x	47.9x	52.9x	67.0x	73.7x

(1) Includes interest on debt and amortization of debt issuance costs.  Interest associated with income tax liabilities is excluded.